Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 11, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.	Press release dated April 11, 2003 entitled ‘VODAFONE WINS PRESTIGIOUS SPONSORSHIP AWARD’

2.	Press release dated April 14, 2003 entitled ‘VODAFONE CUSTOMERS NOW ABLE TO SHARE PICTURES WITH T-MOBILE, 02, AND ORANGE CUSTOMERS’

3.	Press release dated April 16, 2003 entitled ‘VODAFONE WELCOMES ICELAND TO ITS MOBILE COMMUNITY’

4.	Press release dated April 16, 2003 entitled ‘VODAFONE ANNOUNCES PARTNERSHIP FOR UK DIRECTORY ASSISTANCE SERVICES’

5.	Press release dated April 30, 2003 entitled ‘FIND THE PERFECT FIT FOR YOU WITH NEW VODAFONE PAY MONTHLY PRICE PLANS’

6.	Press release dated May 20, 2003 entitled ‘VAUGHAN AND PEARSON NAMED VODAFONE CRICKETERS OF THE YEAR’

7.	Press release dated June 12, 2003 entitled ‘VODAFONE OPENS FLAGSHIP STORE IN OXFORD STREET’

8.	Press release dated June 23, 2003 entitled ‘VODAFONE ANNOUNCES CREATION OF GROUP MARKETING AND GROUP TECHNOLOGY FUNCTIONS’

9.	Press release dated June 24, 2003 entitled ‘VODAFONE WELCOMES NEW POLICY ON IN-CAR PHONING’

10.	Stock Exchange Announcement dated April 25, 2003.

11.	Stock Exchange Announcement dated May 2, 2003.

12.	Stock Exchange Announcement dated May 15, 2003.

13.	Stock Exchange Announcement dated June 9, 2002.

14.	Stock Exchange Announcement dated June 12, 2003.

2003/010

11 April 2003

VODAFONE WINS PRESTIGIOUS SPONSORSHIP AWARD

Vodafone’s commercial alliance with Manchester United was recognised with one of UK sponsorship’s top awards when voted the Best Sponsorship of a Sport Individual or Team at the Sports Industry Awards, which were held on 8 April in London.

The award was in recognition of how the commercial alliance had been used by Vodafone UK to help meet its overall business objectives. While achieving outstanding levels of media coverage and awareness levels amongst football fans, Vodafone has also developed new services for fans, allowing them to keep updated with the latest news, on and off the pitch as soon as it happens via their mobile.

Working very closely with Manchester United, Vodafone has developed a comprehensive events and promotional programme offering consumers, clients and staff ‘money can’t buy’ opportunities such as meeting the players, football courses and playing on the Old Trafford pitch.

Lance Batchelor, Marketing Director Vodafone UK commented, ‘We are delighted that our work with Manchester United has been recognised with this prestigious award. We have always been more than just a name on a shirt and by working closely with United have put an extensive support programme in place so that as many of the areas within the UK business can benefit from the commercial alliance. This award recognised our achievement in fully integrating the sponsorship into our business’

-ends-

For more information please contact:

Maria Bellanca, Head of Group Sports Sponsorship PR, Vodafone Group Plc

Tel:07919 228228

Email: maria.bellanca@vodafone.com

Julien Cozens, Senior PR Manager, Vodafone UK

Tel:07867 998222

Email: julien.cozens@vodafone.com

Andy Kenny, The GEM Group

Tel: 01483 209823

Email: akenny@gemgroup.com

2003/012

14 April 2003

VODAFONE CUSTOMERS NOW ABLE TO SHARE PICTURES WITH T- MOBILE, 02, AND ORANGE CUSTOMERS

Vodafone UK announces that its customers can now send and receive full picture messages - including pictures, sound and text with customers of T-Mobile, O2 and Orange. The service is effective immediately and means, just like texting, customers can send a message to anyone.

This is the next step in the development of Vodafone’s highly successful picture messaging service, launched as part of Vodafone live! in October last year.  Vodafone has already announced sales of 1 million live! handsets across Europe and has over 390,00 picture messaging customers in the UK.

It costs just 36p to send a picture to friends, family and colleagues and the service has already proved to be an invaluable communications tool with 93% of live! customers saying they would recommend it to a friend. It is expected to become even more popular as a result of this announcement.

Lance Batchelor, Marketing Director of Vodafone UK says, ‘Expanding our service to send picture messages to people who are not with Vodafone is excellent news for our customers, and we anticipate picture messaging will become as popular as texting. Strong sales of live! handsets have shown that there is increasing demand for multi-media services, with many of our customers regularly proving that pictures speak louder words.”

“But picture messaging is only the beginning. Vodafone has plans to introduce many more compelling multimedia services including music, sport and video clips in the near future.” Batchelor concluded.

-ends-

For further information contact:

Kay Kavanagh or Ben Taylor

Vodafone UK Public Relations Team

Telephone: 07000 500100

E-mail: press.office@vodafone.com

Notes to editors:

(1)	Vodafone customers are charged a flat rate of 36p when sending an MMS to other networks.
(2)	A survey of 1000 live! customers was conducted in November 2002
(3)	It was announced on 26 March 2003 that Vodafone UK had sold over 390k mms-enabled phones, which included over 220k live! handsets

In May 2002 Vodafone UK was ranked top for customer satisfaction in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates. Vodafone UK also came top in Oftel’s last quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company.

VODAFONE UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of the world’s largest mobile community. The Newbury-based company offers a wide range of mobile voice and data communications.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 324 networks in 139 countries.

In May 2002, Vodafone UK was ranked top for customer satisfaction in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates.  In the Oftel Mobile Network Operators Call Success Rate Survey for April to September 2002, a national call completion rate of 98.3% gave Vodafone the highest number of successfully completed calls and lowest number of dropped calls of all four networks.

16 April 2003

VODAFONE WELCOMES ICELAND TO ITS MOBILE COMMUNITY

Vodafone today announces it has signed a Partner Network Agreement with Islandssimi hf, formerly the merged companies Islandssimi and Tal, to introduce Vodafone’s global mobile services into Iceland.

Islandssimi hf is a leading private telecommunications operator in Iceland, with almost 85,000 mobile customers.  Under the agreement, Islandssimi hf (to be renamed in the near future to Og fjarskipti) will completely replace its existing brands with a dual Og-Vodafone brand and will co-operate with Vodafone in the development and marketing of international mobile services.

During the second half of 2003, the newly branded Og-Vodafone will start to introduce Vodafone global mobile services, namely Vodafone Eurocall, Assisted Roaming, Virtual Home Environment, Pre-paid Roaming, Pre-paid Roaming Top Ups and GPRS Roaming.

As a Vodafone Partner Network, Og fjarskipti will offer Vodafone customers seamless access to its international mobile services while travelling in Iceland.  The re-branding of Islandssimi into Og- Vodafone will ensure Vodafone customers identify Og-Vodafone as a trusted Vodafone partner, increasing the recognition of the Vodafone brand in the Nordic region.  Og-Vodafone customers will enjoy the benefits of Vodafone’s roaming services across its global footprint.

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone, said:

“Vodafone’s Partner Network strategy represents an increasingly significant development in the delivery of Vodafone’s mobile services and Og fjarskipti will be an ideal partner for the further development of mobile services in the Nordic region.  Vodafone is already established in the region through its operator Vodafone Sweden, as well as Partner Network Agreements with TDC in Denmark and Radiolinja in Finland, and this new agreement will increase our Nordic footprint.

“Having now signed Partner Network Agreements with eight operators within just sixteen months, this latest co-operation agreement, including the launch of a Vodafone dual-brand in Iceland,  clearly demonstrates the continuing success of

Vodafone’s Partner Network strategy and the attractiveness of Vodafone’s global brand and services.  Building on the success of our current agreements, Vodafone will continue to develop the Partner Network strategy, so our customers and our partners’ customers can use Vodafone services in an increasing number of countries”.

Following today’s announcement, Vodafone global services, supported by its global brand communication, will be available in eight Partner Network countries: Austria, Croatia, Denmark, Estonia, Finland, Iceland, Kuwait and Slovenia, in addition to its subsidiary and associate markets.

- ends -

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Group Investor Relations Director

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Jon Earl, Senior Group Communications Manager

Janine Young, Group Communications Manager

Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel: +44 (0) 20 7600 2288

Notes to Editors

Islandssimi facts:

•                  Founded 18th August 1998.

•                  Almost 250 employees.

Almost 85,000 mobile customers

2003/013

16 April 2003

VODAFONE ANNOUNCES PARTNERSHIP FOR UK DIRECTORY ASSISTANCE SERVICES

Vodafone UK Ltd and Conduit Plc today announce that they have formed a business partnership to manage Vodafone’s Directory Assistance Service.

The agreement also includes transferral of ownership and management of Vodafone’s two Directory Assistance Centres in Gloucester and Welwyn Garden City, which is anticipated to take place in early June.

This follows a review by Vodafone of its future strategy for directory services as a result of the announcement by Oftel to deregulate the directory assistance marketplace in the UK.   Vodafone was given the number 118881 as a replacement for 192.

Joe McLoone, Vodafone’s Customer Services Director said, “We are confident that this new partnership provides us with an excellent opportunity to ensure the continued delivery of world-class directory assistance services to Vodafone’s 13.2 million UK customers, as well as providing job security and enhanced opportunities for career development for existing Vodafone employees at the two centres, with a rapidly growing specialist company.”

Conduit is already a hugely successful player in directory assistance services.  The company currently operates call centres in Dublin, Cardiff, Swansea, Biel and Vienna and provides services to clients in the UK, Ireland, Switzerland, Spain and Austria.  In 2002, Conduit handled over 100 million directory enquiry calls, and expects that to double this year as a result of deregulation in the UK and Spain.

In the UK, Conduit recently launched its own directory assistance service using the number 118888, which has already proven highly successful, and the company expects to invest over £30 million in developing its UK business over the next 18 months.  Conduit is by far the most experienced and largest independent operator in the UK, providing directory assistance services for a number of fixed and mobile operators, with major call centres in Cardiff and Swansea.  As a result of this agreement, Conduit will increase its employee base to over 2000.

Commenting on the agreement, Conduit CEO Liam Young said, “We are delighted to put in place this agreement, which allows Conduit to develop our business using high-quality call centre expertise and infrastructure which has been built and developed by Vodafone at both centres.  This initiative is the result of the development of close co-operation between Conduit and Vodafone in the area of directory enquiries, and is a logical step for both organisations, allowing both to benefit from our mutual strengths. Following deregulation, this agreement secures the future of both call centres, and we look forward to pooling the ideas, experience and know-how of both our organisations to deliver world-class directory assistance services to Vodafone’s customers”.

- ends -

For further information contact:

Anna Cloke or Ally Major

At the Vodafone Press Office

Tel: 07000 500100

Email: press.office@vodafone.com <mailto:press.office@vodafone.com>

VODAFONE UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of the world’s largest mobile community. The Newbury-based company offers a wide range of mobile voice and data communications.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 324 networks in 139 countries.

In May 2002, Vodafone UK was ranked top for customer satisfaction in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates.  In the Oftel Mobile Network Operators Call Success Rate Survey for April to September 2002, a national call completion rate of 98.3% gave Vodafone the highest number of successfully completed calls and lowest number of dropped calls of all four networks.

EMBARGOED UNTIL 00:30 HRS 1ST MAY 2003

2003/014

30 APRIL 2003

FIND THE PERFECT FIT FOR YOU WITH NEW VODAFONE PAY MONTHLY PRICE PLANS

Today, Vodafone UK has launched ‘Perfect Fit’, its biggest ever pricing initiative for consumers and businesses.

Perfect Fit gives customers the opportunity to go through three easy steps in order to find a price plan that suits the way they use their mobile phone.

Some of the key benefits for Vodafone customers are:

Voice

•                  A choice of three types of plan, ‘Anytime’, ‘Daytime’ and ‘Evening & Weekend’, with a choice of bundled minutes

•                  Calls to other networks are now included in Anytime and Daytime plan bundled minutes

•                  The cost of calling other mobile networks has been reduced (the highest rate is now 35p)

•                  Greater flexibility, allowing customers to change plans as and when their needs change

•                  New Daytime plans for business, offering an affordable way to purchase bundled minutes for daytime use

•                  New, simpler international rates – call Australia from 40p/min or US from 25p/min

Data

•                  Half price text, picture messaging and Vodafone live!™ browsing, available in three different sized ‘half priced extras’ packs of £3, £9 and £18

•                  Everyone on every Perfect Fit price plan automatically gets £2 worth of free data each month to trial new services (currently including picture messaging and Vodafone live™ browsing)

Gavin Darby, Vodafone UK CEO said: “This is all about giving Vodafone customers what they want. In addition to its simplicity and flexibility, Perfect Fit reflects the evolving and diverse way in which we use our phones. It also provides the opportunity to explore and experience an array of new services such as Picture Messaging and the award winning Vodafone live!™. We have designed the plans around the findings of extensive research in our continuing drive to provide maximum value for our customers. Whether you are an existing customer or wish to join part of the world’s largest mobile community, call into your local Vodafone store and we’ll help you find the Perfect Fit”.

If you have any difficulty in viewing the above jpeg, please visit www.vodafone.co.uk/perfectfit (from 1st of May) or call the Vodafone press office on 07000 500 100

Ends

For further information, please contact

Toby Robson or Julien Cozens

Vodafone UK Public Relations

Telephone: 07000 500100

E-mail: press.office@vodafone.com

Notes for editors.

For the location of your local store, call 0800 10 11 12

Perfect Fit is available to both new and existing customers. Existing customers on current plans will be able to remain on them if they so choose.

More information on Perfect Fit can be found at www.vodafone.co.uk/perfectfit (live from the 1st May)

2003/022

Embargoed until 6pm 20 May 2002

VAUGHAN AND PEARSON NAMED VODAFONE CRICKETERS OF THE YEAR

Michael Vaughan and Lucy Pearson have been named the Vodafone Cricketers of the Year for 2002/03.

The pair will be presented with their awards at this evening’s Vodafone England Cricketers of the Year dinner to be held in London.

For Vaughan, the award rounds-off a truly remarkable year as England’s opening batsmen.  In the past twelve months he has scored 7 hundreds, 3 of which were against Australia, risen to number one in the World Test batting rankings and been named as the successor to Nasser Hussain as the England One Day International Captain.

Vaughan, who will receive a silver salver and a cheque for £12,000 at the dinner commented on his award, “Receiving this award really finishes off what has been an amazing twelve months for me.  I look back on what I have achieved, especially scoring the three hundreds in Australia and almost have to pinch myself.  I would like to thank Vodafone for this award and for the continued support they extend to the England Team.”

This year’s Cricketers of the Year awards were chosen by a panel made up of Gavin Darby, UK Chief Executive Officer, Vodafone Limited, Mark Nicholas, Channel 4, Derek Pringle, The Telegraph, Kate Laven, The Telegraph, Stephen Brenkley, The Independent on Sunday and Clare Connor, The England Women’s Captain.

With the valuable input offered from Captain Connor, the panel unanimously chose fast-bowler Lucy Pearson for the Women’s Cricketer of the Year award.  She will receive a silver salver and a cheque for £5,000.

Pearson has had a phenomenal year leading the England pace attack.  Despite a stress fracture that kept her out of action for the middle part of last summer, she has proved that she is one finest bowlers in the International game.

The highlight of her twelve months was undoubtedly the eleven-wicket haul against Australia in Sydney Ashes Test.  A feat that equalled the World record set almost 50 years ago by Australian Betty Wilson, who took 11 wickets against England in the 1954 Adelaide Test.  That Pearson should achieve this record away from home against the most dominant side in the world, proves what a exceptional talent she is.

Pearson commented, “I am chuffed to bits to be given this award.  After a very good start to last summer, I was sidelined with a stress fracture and I wondered if I would even make it on tour during the winter.   I will never forget the tour of Australia both from a personal achievement point of view but also as I feel that England Women’s team is making significant progress on the pitch.”

Gavin Darby, UK Chief Executive Officer, Vodafone Limited, said ahead of the awards dinner, “Vodafone takes great pride in its continued association with English cricket.  In Michael Vaughan and Lucy Pearson the game has, not only two phenomenal talents but also two great role-models for the game’s next generation.  Both have tested their ability against the strongest sides in the world and proved that English cricket can compete with the best.  This is an exciting time for cricket with the emergence of a host of talented young players, Vodafone salutes the individual achievements of the past twelve months and wishes both the Men’s and Women’s teams the best of luck for the forthcoming summer.”

- ends -

For more information please contact:

Maria Bellanca, Head of Group Sports Sponsorship PR, Vodafone Group Plc

Tel: 07919  228228

Email: maria.bellanca@vodafone.com

Helen Brawn, Group Sports Sponsorship PR Officer, Vodafone Group Plc

Tel: 07881 916330

Email: helen.brawn@vodafone.com

Jim Souter, The GEM Group

Tel: 07769 906295

Email: jsouter@gemgroup.com

2003/016

12 June 2003

VODAFONE OPENS FLAGSHIP STORE IN OXFORD STREET

Sir Christopher Gent today officially opens Vodafone’s flagship Oxford Street Experience Store. Multi-lingual store staff, an in-store repair area, demonstration areas and a business lounge are just some of the services that help to make this split level store a very different shopping experience.

“Oxford Street isn’t just another UK high street,” explains Sir Christopher Gent, Vodafone Group’s Chief Executive.  “Oxford Street is a global thoroughfare that attracts over 9 million overseas visitors a year.  Many of those visitors are already Vodafone customers who are roaming in the UK.  This store truly reflects our commitment to providing excellent customer service to all of our customers from around the world.”

Over 14 languages are spoken by the store staff, and a wealth of information written in 24 languages is also accessible to store visitors via an international touchscreen.  If visitors prefer, they can direct dial their home customer services and speak to them in their own language.

This is Vodafone UK’s third and largest Experience Store (3,000 sq feet/300 m sq) and is four times larger than the average Vodafone store.  Like the other Vodafone Experience Stores, it has been designed to provide exceptional customer service.  The staff are handpicked for their ability to empathise with our customers and make the whole experience interesting and enjoyable.  It is the store staff who bring to life Vodafone’s products and services, especially Vodafone live!, showing customers the new services in action and letting customers try them for themselves.

The Vodafone Experience Stores are known for their interactive demonstration areas and innovative touchscreens, which have proved popular in offering customers the opportunity to play with a wide variety of lifestyle and business products from the Vodafone product range.

The instore mobile phone repair area, Fone Care, recently voted ‘Customer Service Initiative of the Year’ by Retail Week, can fix a wide range of common problems, while you wait.  Loan phones are available for all Vodafone customers who have a phone that needs off-site repair.   Shoppers who find their phone low on battery life can pop in to the store for a ‘fast charge’ to get themselves up and running again.

Similar to Vodafone’s other Experience Stores, there is a dedicated business lounge, where business customers are catered for, enabling consultations and account management to take place.

Adding to the international flavour of the store, for a few weeks the store has on display a signed replica helmet as worn by Ferrari Formula One’s Michael Schumacher, which will be given to one lucky person who has texted to 81222 between now and 1 August.

Vodafone plans to open Experience Stores in Manchester, Bluewater and Birmingham before the autumn, with a several more stores planned before the end of the financial year, and more to follow the next year, enabling Vodafone to offer the very best in customer service.

And finally, every customer with a new Vodafone mobile phone will literally ‘walk out talking’ because of Vodafone’s policy of putting a fully charged phone in the customer’s hand, which has been demonstrated, connected and is ready to start using straight away.

- ends -

For further information contact:

Libby Pritchard or Anna Cloke

At Vodafone UK Public Relations

Email: press.office@vodafone.com <mailto:press.office@vodafone.com>

Tel: 07000 500 100

A photo of Sir Christopher Gent opening the store will be available after 2.30 pm, which will be forwarded to picture desks.  Please call on the above number if you would like a picture and have not received one.

The languages spoken in store are:

French, German, Spanish, Italian, Japanese, Cantonese, Mandarin, Afrikaans, Urdu, Hindi, Punjabi, Bangali and Gujarati and Tamil.

2003/025

23 June 2003

VODAFONE ANNOUNCES CREATION OF GROUP MARKETING

AND GROUP TECHNOLOGY FUNCTIONS

Vodafone Group Plc (“Vodafone” or “the Company”) today announces the creation of two new central functions, Group Marketing and Group Technology & Business Integration, together with changes to the structure and management of the Group’s regional operations.

Peter Bamford, currently CEO of the Company’s Northern Europe, Middle East and Africa Region and a director of the Company, will be responsible for Group Marketing, as Chief Marketing Officer. Group Marketing will provide leadership and co-ordination across the full range of marketing and commercial activities including brand, product development, content management, partner networks and global accounts.

Thomas Geitner, currently CEO Global Products and Services and a director of the Company, will be head of Group Technology & Business Integration, as Chief Technology Officer. The purpose of Group Technology will be to lead the implementation of a standardised architecture for business processes, information technology and network systems. This will support the next generation of products and services and the critical role of introducing and operating 3G capacity.

Peter Bamford and Thomas Geitner will report to Julian Horn-Smith, Group Chief Operating Officer.

As a result of the creation of Group Marketing and Group Technology & Business Integration functions, there will be some changes to the Regional management structure of the Group.

Jürgen von Kuczkowski will become Chief Executive of the Northern Europe Region, based in Düsseldorf. This region will include the Company’s operating companies and interests in Germany, Netherlands, France, Belgium, Sweden, Hungary, Poland and Switzerland.

Vittorio Colao, currently CEO of the Southern Europe Region and a director of the Company, will be Chief Executive of the Southern Europe, Middle East and Africa Region, based in Milan. This region will include Vodafone’s operating companies and interests in Italy, Spain, Greece, Portugal, Romania, Malta, South Africa, Egypt and Kenya.

Peter Bamford will continue to have responsibility for the operating companies in the UK and Ireland and Thomas Geitner will continue to have responsibility for Arcor, the fixed line business in Germany.

Commenting on the changes, Sir Christopher Gent, Chief Executive, stated: “One of our key objectives is to use the scale and scope of Vodafone’s business to provide clear benefits which differentiate our service to customers. To achieve this objective we need increasingly to integrate our operational activities. In the last two years very considerable progress has been made in the establishment of a global brand and the development of new products and services, as was demonstrated by the launch of Vodafone live! and Vodafone Mobile Office. It is now time to move to the next stage of the evolution towards a highly customer focused and operationally efficient business providing the best products and services across the greatest number of markets when compared to our competitors. The creation of central Marketing and Technology & Business Integration functions, led by Peter Bamford and Thomas Geitner, will enable Vodafone to maintain its leadership at a time of change in our industry.”

These changes will all take place with effect from 1 July 2003.  Vodafone Group’s financial reporting will reflect the new regional structure.

- ends -

For further information:

VODAFONE GROUP

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

INVESTOR RELATIONS

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

MEDIA RELATIONS

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

TAVISTOCK COMMUNICATIONS

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7600 2288

2003/017

24 June 2003

VODAFONE WELCOMES NEW POLICY ON IN-CAR PHONING

Vodafone UK welcomes the new government policy on using a mobile phone while driving and fully supports the government’s decision to outlaw the use of handheld phones by drivers.

Vodafone UK has long held the view that the driver’s primary responsibility is for the safe control of the vehicle, and the new legislation reinforces this crucial road safety message.

“We believe that the new policy is easy for our customers to understand, is enforceable by the police and importantly, it does not preclude the development of new technologies in the future,” comments Sumit Biswas, Programme Director, Vodafone UK.  He continued, “However, drivers should be aware that just because it is legal to use a fixed, handsfree mobile phone in a car, it does not necessarily mean it is safe to do so, and drivers should think carefully and responsibly about using their phone when driving.”

During the ‘grace’ period, Vodafone will be raising awareness with its customers of the impending legislation.  Vodafone is actively working on a range of voice activated products and services which are ideally suited to handsfree use when driving.

Vodafone has more than 300 stores nationwide where mobile phone users can obtain advice on appropriate equipment for in-car use.

-ends-

For further information contact:

Libby Pritchard/Ben Taylor

Vodafone Press Office

Tel: 07000 500 100

Email: press.office@vodafone.com

Vodafone UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of the world’s largest mobile community. The Newbury-based company offers a wide range of mobile voice and data communications.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 331 networks in 141 countries.

In May 2003, Vodafone UK was ranked top for customer satisfaction for the second time in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates.  In the Oftel Mobile Network Operators Call Success Rate Survey for April to September 2002, a national call completion rate of 98.3% gave Vodafone the highest number of successfully completed calls and lowest number of dropped calls of all four networks.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 13:48

25 April 2003

AVS No:  621596

RNS No: 3977K

25 April 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by NatWest, administrators of Personal Equity Plans and Individual Savings Accounts for the Company, that on 23 April 2003, through cash dividend reinvestment, Mr K J Hydon and Mr J M Horn-Smith, directors of the Company, acquired 2 ordinary shares each of US$0.10 each in the capital of the Company, respectively, at 127p per share.

Stephen Scott

Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:23 hrs

2 May 2003

AVS No:  256197

RNS No: 7005K

2 May 2003 - for immediate release

Holding in Company

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company has received notification that, as at 24 April 2003, Barclays PLC, through its subsidiaries and affiliates no longer had a notifiable interest in the ordinary share capital of the Company.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 17:14

15 May 2003

RNS No:  1739L

15 May 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by Mourant ECS Trustees Limited that on 13 May 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 122p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	206
Mr J M Horn-Smith	204
Mr K J Hydon	204

STOCK EXCHANGE ANNOUNCEMENT

Announced at 17.12 hrs

9 June 2002

RNS No: 1109M

9 June 2002 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that on 6 June 2003 Dr John Buchanan, a director of the Company, purchased 2,000 ordinary shares of US$0.10 each in the capital of the Company at the price of 128p per share.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 17:08

12 June 2003

RNS No:  2836M

12 June 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by Mourant ECS Trustees Limited that on 11 June 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 125p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	200
Mr J M Horn-Smith	200
Mr K J Hydon	200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 11, 2003	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary